[Letterhead of Albermarle Corporation]

February 28, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Albemarle Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on February 28, 2018.

Sincerely,

/s/ Karen G. Narwold
Name:	Karen G. Narwold
Title:	Executive Vice President, Chief Administrative Officer and General Counsel